Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For June 30, 2003

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

N E W S   R E L E A S E

CURRENT TRADING IN LINE WITH EXPECTATIONS

The following statement provides an update on Gallaher Group Plc’s current trading, which will be discussed with analysts and investors before the close period leading up to the announcement of its results for the six months ended 30th June 2003.

Group trading remains in line with expectations for the full year, and the impact of ongoing currency movements on the Group’s earnings is marginally positive.

The announced plans and process of consultations for the restructuring of Gallaher’s European operations (encompassing the UK, Republic of Ireland and Austria) are proceeding as planned.

–	United Kingdom
The increase in the Government’s guidelines for personal tobacco import allowances for travellers returning from the EU, together with the on-going high levels of UK tobacco taxation, have resulted in an underlying expected decline in UK duty-paid market volumes, of approximately 4% to 5%. The summer months will give a better indication of trends going forward.
Gallaher’s trading in the cigarette, cigar and tobacco markets remains robust. Management expects full year UK earnings to be distributed broadly evenly between the first and second halves of the year – with the impact on first half earnings of the pull forward of sales ahead of the Group’s announced 1st July price increase marginally more than offsetting incremental marketing expenditure invested in advance of the February advertising ban.
–	Continental Europe
Gallaher continues to trade well in Continental Europe with a modest increase in pro-forma volumes, despite the negative impact of above inflation duty increases on total market volumes. The Group has taken price increases in certain markets and is benefiting from the growth in market share that is being achieved by Reynolds-Gallaher International in France, Spain and Italy.

The strength of the euro has negatively impacted margins realised on Gallaher’s exports from Austria to countries outside the euro-zone. However, this impact is being more than offset by the translation of the division’s euro denominated profits into sterling.
Full year Continental European earnings are expected to be distributed broadly evenly between the first and second halves of 2003, with initial start-up losses in Poland in the second half being balanced by continued trading benefits elsewhere in Europe.
–	Commonwealth of Independent States
Gallaher’s brands continue to trade strongly in the CIS, growing market share in Russia, Kazakhstan and Ukraine. The Group’s share of the premium segment in Russia has continued to increase, and is now over 2.5%, as a result of the marketing investment placed behind its brands which commenced in the second half of 2002.
The planned extended holiday closure of Gallaher’s Moscow factory in January, and trade loading ahead of the 1st January tax increase, have impacted first half invoiced sales volumes.
Gallaher’s CIS sales are largely US dollar denominated, and earnings are, therefore, adversely impacted by the translation of CIS profits into sterling.
Margins are being reduced by the strength of the euro, and rouble, in relation to the US dollar. Certain non-tobacco purchases are made in euros, and cigarette taxation – which increased substantially in January, and was largely absorbed by the industry – is denominated in roubles.
Management expects the distribution of full year CIS profits to reflect the region’s traditional trading patterns, with approximately one third of annual earnings being attributable to the first half.
–	Rest of World
Market volumes in the Republic of Ireland have declined following last December’s 50 euro cents per pack tax increase, however, Gallaher’s trading performance in Ireland remains resilient. Trading in AMELA and Asia Pacific also remains in line with management’s expectations.
Exchange rate movements are also affecting this division. The strength of the euro is benefiting the translation of Gallaher’s Irish profits into sterling. This benefit is offsetting the negative impact of the weakness of the US dollar on the Group’s operations in AMELA and Asia Pacific.
Management expects full year earnings in the Rest of World division to be distributed broadly evenly between the first and second halves of the year.

–	Amortisation
The majority of the amortisation applicable to Gallaher’s earnings relates to the euro denominated acquisition of Austria Tabak in 2001. The strength of the euro is, therefore, affecting the sterling equivalent of this charge.
–	Interest
The impact of exchange and interest rate movements on Gallaher’s interest charge continues to be largely neutral. The majority the Group’s debt is denominated in euros. Therefore, the absolute amount and cost of this debt is being adversely affected by the strength of the euro, however, this effect on the interest charge is being offset by lower euro, sterling and dollar interest rates.
–	Minority Interests
The most significant element of the Group’s equity minority interests pertains to the shares not held by Gallaher in the German vending operation, ATG. As such, the minority charge is being adversely impacted by the strength of the euro.

In conclusion, trading remains in line with expectations on a full year basis across the Group.

The impact of ongoing currency movements on Gallaher’s group earnings is expected to be marginally positive in 2003. The benefit of the translation of Continental European earnings into sterling is more than offsetting the impact of the weaker US dollar on operating margins in the CIS, and the translation of this division’s earnings into sterling.

30th June 2003

For further information, contact:

Claire Jenkins, Director, Investor Relations	Tel:	01932 859 777

Anthony Cardew, CardewChancery.	Tel:	020 7930 0777

Cautionary statement

This announcement includes forward-looking statements within the meaning of Section 27A of the US Securities Exchange Act of 1934, as amended. All statements other than statement of historical fact included in this announcement, including, without limitation, statements regarding Gallaher's future financial position, strategy, dividend policy, projected sales, costs and results (including growth prospects in particular regions), plans, impact of governmental regulations or actions, the successful integration of Austria Tabak and other acquisitions into our group, progress in completing an agreement with the China National Tobacco Corporation, and objectives of management for future operations, may be deemed to be forward-looking statements. Although Gallaher believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Important factors could cause actual results to differ materially from Gallaher's expectations including, without limitation, changes in general economic conditions, foreign exchange rate fluctuation, interest rate fluctuations (including those resulting from any potential credit rating decline), competitive product and pricing pressures, the impact of excise tax increases, regulatory developments, the uncertainties of litigation, difficulties in completing and integrating acquisitions and joint ventures and production or distribution disruptions, difficulty in managing growth, declining demand for tobacco products, increasing dependence on sales in the CIS and risks to factories, as well as other uncertainties detailed from time to time in Gallaher's filings with the US Securities and Exchange Commission. The risks included here are not exhaustive. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Alyson Morris
	Name:	Alyson Morris
Date: June 30, 2003	Title:	Deputy Company Secretary